Exhibit 3.1

AMENDMENT TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

RBS GLOBAL, INC.

I.	RESOLVED, that Article IV of the Amended and Restated Certificate of Incorporation of the corporation is hereby amended to read in its entirety as follows:

“ARTICLE IV

CAPITAL STOCK

The total number of shares of all classes which the Corporation shall have authority to issue is Three Thousand (3,000) shares, all of which shall be of one class, shall be designated as “Common Stock,” and shall have a par value of $0.01 per share.”

II.	FURTHER RESOLVED, that without regard to any other provision of the Amended and Restated Certificate of Incorporation, each one (1) share of Common Stock, either issued and outstanding or held by the Corporation as treasury stock, immediately prior to the time this Amendment becomes effective shall remain one (1) fully-paid and nonassessable share of Common Stock, and this Amendment shall not affect the amount of stated capital or paid-in surplus of the Corporation.